SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934

AngloGold Ashanti Limited
(Name of Issuer)

Ordinary Shares of par value ZAR0.25
(Title of Class of Securities)

S04255196
(CUSIP Number)

December 31, 2015
 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP S04255196

1	NAMES OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Investec Asset Management Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
31,189,149

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
31,189,149

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
31,189,149

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.69%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
FI

Schedule 13G

Item 1(a).	Name of Issuer:

AngloGold Ashanti Limited

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Rahma Moosa Street (formerly Jeppe Street)
Newtown
Johannesburg, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa

Item 2(a).	Name of Person Filing:

Investec Asset Management Limited

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Investec Asset Management Limited
Woolgate Exchange
25 Basinghall Street
London
EC2V 5HA

Item 2(c).	Citizenship:

United Kingdom

Item 2(d).	Title of Class of Securities:

Ordinary Shares of Par Value ZAR0.25

Item 2(e).	CUSIP Number:

S04255196

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or Dealer Registered Under Section 15 of the Act (15 U.S.C. 78o)

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)

(c) ☐	Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

(d) ☐	Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e) ☐	Investment Adviser in accordance with § 240.13d-1(b)(1)(ii)(E)

(f) ☐	Employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F)

(g) ☐	Parent Holding Company or control person in accordance with §240.13d-1(b)(ii)(G)

(h) ☐	Savings Association as defined in §3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

(i) ☐	Church plan that is excluded from the definition of an investment company under §3(c)(15) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

(j) ☒	A non-U.S. institution in accordance with §240.13d-1(b)(ii)(J)

(k) ☐	Group, in accordance with §240.13d-1(b)(ii)(K)

Item 4.	Ownership.

(a)	Amount beneficially owned:

31,189,149

(b)	Percent of class[1]:

7.69%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

0

(ii)	Shared power to vote or to direct the vote:

31,189,149

(iii)	Sole power to dispose or to direct the disposition of:

0

(iv)	Shared power to dispose or to direct the disposition of:

31,189,149

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

1 Percentages are based on 405,328,731 shares of Common Stock outstanding as disclosed by the issuer.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Investec Asset Management, in its capacity as discretionary investment adviser to its various clients, may be deemed to be the beneficial owner of 31,189,149 shares owned by such clients or for such clients’ benefit, as Investec Asset Management, in its capacity as discretionary investment adviser, has the power to dispose, direct the disposition of, and vote the shares.  The clients are entitled to receive all dividends from and proceeds from any sale of, the shares.  To the knowledge of Investec Asset Management, no single client of Investec Asset Management owns 5% or more of the class.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Both Investec Asset Management Limited and Investec Asset Management (PTY) Limited are classed as a non-U.S. institution in accordance with Setion240.13d-1(b)(ii)(J). Please refer to the attached exhibit for the joint filing agreement.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 27 2016

• Investec Asset Management Limited

	By:	Anne Gallagher
Name: Anne Gallagher
Title: Chief Compliance Officer